Ernst & Young LLP
Calgary City Centre
2200 215 2nd Street SW
Calgary T2P 1M4

Tel: +1 403 290 4100
Fax: +1 403 290 4165
ey.com

Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission
Authorité des marches financiers
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador

Stantec Inc.
10220 103 Ave NW
Edmonton AB T5J 0K4

Attention: Theresa B.Y. Jang, Chief Financial Officer

Stantec Inc. - Notice of Change of Auditor

June 1, 2021

Dear Sirs/Mesdames:
In connection with our recent resignation as auditor of Stantec Inc., we acknowledge receipt of the Notice of Change of Auditor, dated June 1, 2021.
We agree with the statements set out in the Notice of Change of Auditor.
If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned directly at your convenience.
Yours sincerely

Ernst & Young LLP
Chartered Professional Accountants

A member firm of Ernst & Young Global Limited